As Filed with the Securities and Exchange Commission on May 25, 2010.

                                          File No. 811-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

         The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, as amended, and in connection with such notification of registration submits the following information:

Name:	WELLS FARGO MULTI-STRATEGY 100 TEI FUND A, LLC
Address of Principal Business Office (No. & Street, City, State, Zip Code):
c/o WELLS FARGO ALTERNATIVE ASSET MANAGEMENT, LLC, 333 MARKET STREET, 29th FLOOR, SAN FRANCISCO, CA 94105
Telephone Number (including area code):
(415) 371-4000
Name and address of agent for service of process:
EILEEN ALDEN, 333 MARKET STREET, 29TH FLOOR, SAN FRANCISCO, CA 94105

Check Appropriate Box:

         Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

                      YES      |X|            NO |  |

SIGNATURES

         Pursuant to the requirements of the Investment Company Act of 1940, as amended, the undersigned has caused this Notification of Registration to be duly signed on its behalf in the City of San Francisco and the State of California on the 25th day of May, 2010.

WELLS FARGO MULTI-STRATEGY 100 TEI FUND A, LLC
By:	/s/ Daniel J. Rauchle
Daniel J. Rauchle President